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   FORM 5
__ Check box if no           __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations      X Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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
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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Sunstone Hotel Investors, Inc. -- SSI      X Director                      X 10% Owner(2)
                                                                            __ Officer (give title below)   __ Other (specify below)

Kazilionis  Paul        D.
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(Last)      (First)     (Middle)               3. IRS Identification   4. Statement for    7. Individual or Joint/Group Reporting
                                                  Number of Reporting     Month/Year                 (check applicable line)
                                                  Person, if an entity                      X Form Filed by One Reporting Person
                                                  (Voluntary)                              __ Form Filed by More than One Reporting
                                                                                              Person
284 South Beach Road
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)
                                                                          12/1998(1)
Hobe Sound     Florida       33455
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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Common Stock                  4/17/98   J4(3)              1,500   A         (3)                       D(2)(3)
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Common Stock                 10/15/98   J4(3)              1,500   A         (3)       2,287,262       D(2)(3), I(2)(4)     (4)
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*  If the form is filed by more than one person, See Instruction 4(b)(v).
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

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       of Deri-    Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      vative      Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Direct
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at End      (Instr.
                                                                                                  of           4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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7.9% Class A     $14.7093                                                 Common  1,699,605          250,000  I(2)(4)    (4)
Cumulative                                                                Stock
Preferred Stock
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Directors'       $15.75   4/17/98  L(5)    1,500           4/17/98  None  Common      1,500    (5)            D(2)(5)
Options                                                                   Stock
(right to buy)
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Directors'        $8.50  10/15/98  L(5)    1,500          10/15/98  None  Common      1,500    (5)     3,000  D(2)(5)
Options                                                                   Stock
(right to buy)
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Explanation of Responses:

(1) This amendment to Annual Statement of Changes in Beneficial  Ownership on Form 5 amends and restates two statements on Form 5 of the reporting person, one filed February 12, 1999 and the other filed February 16, 1999.

(2) Pursuant to Rule 13d-4  promulgated  under the  Securities  Exchange Act of 1934,  the  reporting  person  disclaims  beneficial ownership of all securities reported on this statement.

(3) A grant of 1,500 shares of Common Stock was made by the issuer to the  reporting  person,  as  director,  on April 17, 1998.  An additional grant of 1,500 shares of Common Stock was made by the issuer to the reporting person,  as director,  on October 15, 1998.
The reporting  person has assigned  beneficial  ownership of all such Common Stock to the Westbrook  Funds (as defined below in note
(4)) pursuant to an agreement between the reporting person and certain affiliates and the Westbrook Funds.

(4) The record owners of 2,284,262 shares of Common Stock and all shares of Preferred Stock reported on this statement are Westbrook
Real Estate Fund I, L.P. and Westbrook Real Estate  Co-Investment  Partnership I, L.P.  (collectively,  the "Westbrook Funds").  The reporting person is a managing principal of the managing member of the general partner of the Westbrook Funds.

(5) A grant of directors' options covering 1,500 shares of Common Stock was made by the issuer to the reporting person, as director, on April 17, 1998. An additional  grant of directors'  options  covering  1,500 shares of Common Stock was made by the issuer to the reporting person, as director,  on October 15, 1998. The reporting person has assigned  beneficial  ownership of all such options to the Westbrook Funds pursuant to an agreement between the reporting person and certain affiliates and the Westbrook Funds.


** Intentional misstatements or omissions of                  /s/ Paul D. Kazilionis                         April 23, 1999
   facts constitute Federal Criminal Violations    --------------------------------------------       ------------------------------
   See 18 U.S.C. and 15 U.S.C. 78ff(a).                        Paul D. Kazilionis                                Date
                                                         ** Signature of Reporting Person


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